Form 51-102F3

Material Change Report
Form 51-102F3

Material Change Report

1.	Name and Address of Company

14142 Denver West Parkway, Suite 250
Golden, Colorado 80401

2.	Date of Material Change

January 14, 2009

3.	News Release

A news release was issued on January 15, 2009 through PR Newswire and was filed with regulatory authorities in Canada. A copy of the news release is attached hereto as Schedule A.

4.	Summary of Material Change

The company received notice from Pinson Mining Company (“PMC”), a subsidiary of Barrick Gold, that it has completed the required $30 million expenditure at the Pinson property.

5.	Full Description of Material Change

The company received notice from Pinson Mining Company (“PMC”), a subsidiary of Barrick Gold, that it has completed the required $30 million expenditure at the Pinson property. Under the terms of the Exploration Agreement with Option for Mining Venture (“Agreement”) between PMC, Atna Resources Inc. and Atna Resources Ltd., dated August 14, 2004, fulfillment of this expenditure entitles PMC to increase its interest in the Pinson project from 30% to 70%, thereby reducing Atna’s interest from 70% to 30%.

6.	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

7.	Omitted Information

No significant facts otherwise required to be disclosed in this report have been omitted.

8.	Executive Officer

The following executive officer of Atna is knowledgeable about the material change and may be contacted by any of the Securities Commissions in respect to the change:

David Suleski
Vice President and Chief Financial Officer
Phone (303) 278-8464 (X141)

9.	Date of Report

January 15, 2009

SCHEDULE A
PRESS RELEASE

FOR IMMEDIATE RELEASE:	January 15, 2009	PR 09-01

Atna Resources Receives Notice of Completion of $30 Million Expenditure at Pinson

Golden, CO – Atna Resources Ltd. (“Atna”) – (TSX:ATN), reports that it has received notice from Pinson Mining Company (“PMC”), a subsidiary of Barrick Gold, that it has completed the required $30 million expenditure at the Pinson property. Under the terms of the Exploration Agreement with Option for Mining Venture (“Agreement”) between PMC, Atna Resources Inc. and Atna Resources Ltd., dated August 14, 2004, fulfillment of this expenditure entitles PMC to increase its interest in the Pinson project from 30% to 70%, thereby reducing Atna’s interest from 70% to 30%.  Atna has not reviewed the earn-in expenditure details, yet to be provided by Barrick, to confirm fulfillment of the requirements of the Agreement.

Under the follow-up terms of the Agreement, PMC and Atna shall enter into a joint venture agreement within 90 days and PMC, the operator, shall propose an initial work program and budget within 30 days after closing of the joint venture agreement. PMC has advised that it intends to spend the first few months analyzing the exploration data generated through past expenditures and will consider the merits of moving forward with additional work at the property. “We look forward to finalizing our joint venture and working with PMC to develop this project”, states James Hesketh, President and CEO.

Forward-looking statements:

This press release contains certain “forward-looking statements,” as defined in the United States Private Securities Litigation Reform Act of 1995, and within the meaning of Canadian securities legislation, relating to the status of work programs and budgets at the Pinson Gold Project. Forward-looking statements are statements that are not historical fact. They are based on the beliefs, estimates and opinions of the Company’s management on the date the statements are made and they involve a number of risks and uncertainties. Consequently, there can be no assurances that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. The Company undertakes no obligation to update these forward-looking statements if management’s beliefs, estimates or opinions, or other factors, should change. Factors that could cause future results to differ materially from those anticipated in these forward-looking statements include: the risk that the Company will encounter unanticipated geological factors, the Company’s need for and ability to obtain additional financing, the possibility that the Company may not be able to secure permitting and other governmental clearances necessary to carry out the Company’s mine development plans that will prevent it from restarting mining operations at the Pinson Gold Project, and the other risk factors discussed in greater detail in the Company’s various filings on SEDAR (www.sedar.com) with Canadian securities regulators and its filings with the U.S. Securities and Exchange Commission, including the Company’s Form 20-F dated March 25, 2008.

FOR FURTHER INFORMATION:

Additional information on Atna Resources Ltd. and the Pinson Gold Project is available on our website at www.atna.com or contact:

James Hesketh, President and CEO (303) 278-8464
Valerie Kimball, IR and Corporate Communications (303) 278-8464